UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

25 April 2012
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: Semapa Intention to Acquire CRH's 49% in Secil

N      E      W      S                R      E      L      E      A      S      E

25 April 2012

SEMAPA NOTIFIES CRH OF INTENTION TO ACQUIRE CRH'S 49% HOLDING IN
PORTUGUESE CEMENT JOINT VENTURE SECIL

On 10 August 2011 CRH plc announced that an Arbitral Tribunal in Paris, functioning under the Rules of Arbitration of the International Chamber of Commerce (ICC), had issued its award and that CRH and Semapa (SGPS,S.A.) were obliged to complete the sale and purchase of CRH's 49% shareholding in Secil at an equity price of €574 million.

Semapa has now notified CRH of its intention to acquire the Secil shares held by CRH on 15 May 2012 on the terms set out in the ICC award.

CRH acquired a 49% shareholding with joint management control in Secil in June 2004 for an equity consideration of €329 million plus share of net debt at acquisition of approximately €100 million.

Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Myles Lee               Chief Executive
Albert Manifold     Chief Operating Officer
Maeve Carton        Finance Director

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353 1 404 1000   FAX +353 1 404 1007
E-MAIL: mail@crh.com    WEBSITE: www.crh.com    Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

Notes for Editors

Secil is a Portuguese manufacturer of cement and ready mixed concrete.  Secil also has cement and ready mixed concrete operations in Tunisia and Lebanon and cement operations in Angola.

In 2011, Secil (100% basis) achieved EBITDA of €102 million on sales of €507 million.

Net debt at 31 December 2011 amounted to €142 million.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date  25 April 2012

By:___/s/Maeve Carton___
M. Carton
Finance Director